Exhibit 99.1

PR Newswire - July 17, 2008

WARREN B. KANDERS REAFFIRMS INTEREST
IN BEING NAMED CEO OF FEDERAL SIGNAL CORPORATION

DISAPPOINTED IN THE ANNOUNCED SALE PRICE FOR E-ONE

Asks Board to Reconsider Continuing James C. Janning as Chairman

Stamford, Connecticut, July 17, 2008

Warren B. Kanders, a 6% stockholder of Federal Signal Corporation (NYSE:FSS), in a letter to the Board of Directors, reiterated his continued interest in being selected as Chief Executive Officer.

Responding to a statement by FSS’s Chairman of the Board, James C. Janning, that Mr. Kanders did not really want to become CEO of FSS, Mr. Kanders stated:

“Nothing could be further from the truth. I have repeatedly confirmed to the Board and gone on record publicly that, despite the obstacles you have placed in the path of my candidacy, I remain keenly interested in becoming FSS’s Chief Executive Officer….. My commitment to increasing value for all FSS stockholders is unwavering.”

Mr. Kanders has accepted an invitation from Mr. Janning to meet with him and other members of the Board to consider Mr. Kanders’ candidacy for the CEO position during the week following FSS’s second quarter earnings release on July 25, 2008.

Mr. Kanders, citing FSS’s executive turnover, declining sales and profitability, a crisis in employee morale and under performance of FSS’s shares relative to its peers during Mr. Janning’s nine year tenure on the Board, stated, “I believe it is time for the Board to act in the best interests of the shareholders of Federal Signal Corporation and reconsider your position as Chairman.”

Having just learned of the entry by FSS into an agreement for the sale of E-One, Mr. Kanders is greatly disappointed in the sale price announced yesterday for E-ONE. Mr. Kanders noted that it appears that E-ONE management will invest alongside of AIP, as significant shareholders, and further questioned whether under these circumstances that FSS is receiving the best price.

Mr. Kanders is urging the FSS Board to speak with the FSS shareholder base, hear their concerns first hand and their cry for a strong leader with vision and the skills and experience to execute that vision.

Source:	Warren B. Kanders
Contact:	Warren B. Kanders
1-203-552-9600
wbkanders@kanders.com